SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 ___________
(Amendment No. __)*
ARCHIPELAGO LEARNING, INC.
(Name of Issuer)
Common Stock	03956P102
(Title of class of securities)	(CUSIP number)
November 19, 2009

(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d-1(b) [ ] Rule 13d-1(c) [X] Rule 13d-1(d)
__________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1

CUSIP No.	03956P102	13G	Page 2 of 13

1			NAME OF REPORTING PERSON Providence Equity Partners V L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [X] (b) [ ]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	12,273,954 (See Items 4 and 8)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	12,273,954 (See Items 4 and 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,273,954 (See Items 4 and 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.9% (See Items 4 and 8)
12			TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	03956P102	13G	Page 3 of 13

1			NAME OF REPORTING PERSON Providence Equity GP V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [X] (b) [ ]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	12,273,954 (See Items 4 and 8)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	12,273,954 (See Items 4 and 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,273,954 (See Items 4 and 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.9% (See Items 4 and 8)
12			TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	03956P102	13G	Page 4 of 13

1			NAME OF REPORTING PERSON Providence Equity Partners V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [X] (b) [ ]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	12,273,954 (See Items 4 and 8)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	12,273,954 (See Items 4 and 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,273,954 (See Items 4 and 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.9% (See Items 4 and 8)
12			TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	03956P102	13G	Page 5 of 13

1			NAME OF REPORTING PERSON Providence Equity Partners V-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [X] (b) [ ]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	12,273,954 (See Items 4 and 8)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	12,273,954 (See Items 4 and 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,273,954 (See Items 4 and 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.9% (See Items 4 and 8)
12			TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	03956P102	13G	Page 6 of 13

1			NAME OF REPORTING PERSON Jonathan M. Nelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [X] (b) [ ]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	12,273,954 (See Items 4 and 8)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	12,273,954 (See Items 4 and 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,273,954 (See Items 4 and 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.9% (See Items 4 and 8)
12			TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	03956P102	13G	Page 7 of 13

1			NAME OF REPORTING PERSON Glenn M. Creamer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [X] (b) [ ]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	12,273,954 (See Items 4 and 8)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	12,273,954 (See Items 4 and 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,273,954 (See Items 4 and 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.9% (See Items 4 and 8)
12			TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	03956P102	13G	Page 8 of 13

1			NAME OF REPORTING PERSON Paul J. Salem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [X] (b) [ ]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	12,273,954 (See Items 4 and 8)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	12,273,954 (See Items 4 and 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,273,954 (See Items 4 and 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.9% (See Items 4 and 8)
12			TYPE OF REPORTING PERSON (See Instructions) IN

Item 1(a).               Name of Issuer

Archipelago Learning, Inc.

Item 1(b).               Address of Issuer's Principal Executive Offices

3400 Carlisle Street, Suite 345
Dallas, Texas 75204-1257

Item 2.
(a)           Name of Person Filing:

This statement is being filed by each of:

Providence Equity Partners V L.L.C.
Providence Equity GP V L.P.
Providence Equity Partners V L.P.
Providence Equity Partners V-A, L.P.
Jonathan M. Nelson
Glenn M. Creamer
Paul J. Salem

Providence Equity Partners V L.L.C., Providence Equity GP V, L.P., Providence Equity Partners V L.P., Providence Equity Partners V-A, L.P., Jonathan M. Nelson, Glenn M. Creamer and Paul J. Salem are referred to herein collectively as the “Reporting Persons.”

(b)           Address of Principal Business Office:

c/o Providence Equity Partners Inc.
50 Kennedy Plaza
Providence, RI 02903

(c)           Citizenship:

Providence Equity Partners V L.L.C.: Delaware
Providence Equity GP V L.P.: Delaware
Providence Equity Partners V L.P.: Delaware
Providence Equity Partners V-A, L.P.: Delaware

(d)           Title of Class of Securities:

Common Stock, par value $0.001 per share.

(e)           CUSIP Number:

03956P102

Item 3.                    Not applicable

Item 4.                    Ownership

Based on the existing relationships between the Reporting Persons, as described below, the Reporting Persons are collectively deemed the beneficial owners of 12,273,954 shares, which constitutes 48.9% of the class of total issued shares.  See Item 8 for additional information.

Providence Equity Partners V L.P., a Delaware limited partnership, is the record holder of 10,599,689 shares of the identified class of securities. Providence Equity Partners V-A, L.P., a Delaware limited partnership (together with Providence Equity Partners V L.P., the “Providence Funds”), is the record holder of 1,674,265 shares of the identified class of securities.

Providence Equity GP V L.P. is the general partner of each of the Providence Funds and may be deemed to share beneficial ownership of shares owned by the Providence Funds. Providence Equity GP V L.P. disclaims this beneficial ownership, except to the extent of its pecuniary interest therein.

Providence Equity Partners V L.L.C. is the general partner of Providence Equity GP V L.P. and may be deemed to share beneficial ownership of shares owned by Providence Equity GP V L.P. and the Providence Funds. Providence Equity Partners V L.L.C. disclaims this beneficial ownership except to the extent of its pecuniary interest therein.

Messrs. Jonathan Nelson, Glenn Creamer and Paul Salem each are members of Providence Equity Partners V L.L.C. and partners of Providence Equity GP L.P. and may be deemed to share beneficial ownership of shares owned by Providence Equity Partners V L.L.C., Providence Equity GP V L.P. and the Providence Funds. Each of Messrs. Nelson, Creamer and Salem disclaims this beneficial ownership, except to the extent of his pecuniary interest therein.

Item 5.                    Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.                    Identification and Classification of Members of the Group

The Providence Funds are party to a Voting Agreement, dated as of November 19, 2009, by and among the Providence Funds, Cameron Chalmers, David Muzzo and MHT-SI, L.P (together with Cameron Chalmers and David Muzzo, the “Other Parties”). The Voting Agreement contains provisions restricting the ability of the Other Parties to vote for directors other than those specified in the agreement with respect to 50% of their common stock, and the ability of the Providence Funds to vote for directors other than those specified in the agreement with respect to all of their common stock..  Given the terms of the Voting Agreement, the Reporting Persons, together with the Other Parties, might be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns 14,328,706, which constitutes 57.1% of the class of total issued shares.  The Voting Agreement is filed as Exhibit 10.40 to Archipelago Learning, Inc.’s Registration Statement on Form S-1 (File No. 333-161717) filed with the Securities and Exchange Commission on November 17, 2009.

The Reporting Persons and the other parties to the Voting Agreement acknowledge they are acting as a "group" solely for the purpose of causing Archipelago Learning, Inc. to qualify as a controlled company under Section IM-5616-5 of the NASDAQ Stock Market Rules. The share ownership reported herein by the Reporting Persons does not include any shares owned by the other parties to the Voting Agreement. Each Reporting Person disclaims beneficial ownership of the shares of Archipelago Learning, Inc. other than the amounts reported on such Reporting Person's cover page included herein.

Item 9.                    Notice of Dissolution of Group

Not Applicable

Item 10.                  Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:           February 16, 2010

PROVIDENCE EQUITY PARTNERS V L.L.C.
By: /s/ Raymond Mathieu
Name: Raymond Mathieu
Title: Attorney-in-Fact

PROVIDENCE EQUITY GP V L.P.
          By:   Providence Equity Partners V L.L.C.,
                  Its General Partner
By: /s/ Raymond Mathieu
Name: Raymond Mathieu
Title: Attorney-in-Fact

PROVIDENCE EQUITY PARTNERS V L.P.
          By:   Providence Equity GP V L.P.,
                  Its General Partner
          By:   Providence Equity Partners V L.L.C.,
                  Its General Partner
By: /s/ Raymond Mathieu
Name: Raymond Mathieu
Title: Attorney-in-Fact

PROVIDENCE EQUITY PARTNERS V-A L.P.
          By:   Providence Equity GP V L.P.,
                  Its General Partner
          By:   Providence Equity Partners V L.L.C.,
                  Its General Partner
By: /s/ Raymond Mathieu
Name: Raymond Mathieu
Title: Attorney-in-Fact

JONATHAN M. NELSON

By: /s/ Raymond Mathieu
Name: Raymond Mathieu
Title: Attorney-in-Fact

GLENN M. CREAMER

By: /s/ Raymond Mathieu
Name: Raymond Mathieu
Title: Attorney-in-Fact

PAUL J. SALEM

By: /s/ Raymond Mathieu
Name:  Raymond Mathieu
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.
1
Joint Filing Agreement, dated February 16, 2010, by and among Providence Equity Partners V L.L.C., Providence Equity GP V L.P., Providence Equity Partners V L.P., Providence Equity Partners V-A, L.P., Jonathan M. Nelson, Glenn M. Creamer and Paul J. Salem.